GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

November 10, 2006

This management discussion and analysis is made as of November 10, 2006, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. ("the Company") for the three and nine month periods ended September 30, 2006 and the management discussion and analysis and audited financial statements as at and for the five months ended December 31, 2005, including all accompanying notes to the financial statements. The Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers, and is reporting results for the third quarter 2006. Gold equivalent ounces are calculated using the ratio of 53:1 which represents the year to date average to September 30, 2006 for London PM fix. Results are presented in Canadian dollars, unless otherwise stated.

The Company is a growth-oriented public gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico and with its recently acquired El Cubo property in Guanajuato, Mexico. The Company is in production for 2006, and expects to realize a total cash cost below US$200 per ounce in 2007. The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations, and becomes a mid-tier producer. The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

Outlook

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company was pleased that the mill commenced its commissioning process in August, 2006 with the introduction of low-grade ore. Commissioning continues through November with the introduction of higher grade ore. In October, the Company introduced 24,334 tonnes of ore to the mill with an average grade of 2.518 g/t gold and 126.30 g/t silver, or 4.90 g/t gold equivalent. The recoveries to date have been at or above feasibility study levels of 96% on gold, and 93% on silver. The Company has sufficient stockpile to feed the mill for over 2 months at feasibility study levels of 1,500 tonnes per day.

The Company faced some difficult challenges in the quarter, and the monthly press release on the production results highlighted the operational issues the Company faced. The significant amount of rainfall received in July and August impaired production from the heap leach pad, however the excess rainfall created learning opportunities for the operations team and our heap leach crushing facility. The Company incurred additional maintenance costs associated with changing screens and chutes and performed a one week maintenance shut-down in August to make modifications. An additional maintenance shutdown was performed in early October, and since then the Company has stacked an averaged of 11,600 tonnes of ore on the heap leach pad to the end of October. The Company is confident that the heap leach pad is now recovering and in October, 2006, the Company had the best production output from the Ocampo mine.

During the quarter, the Company produced 11,688 ounces of gold and 252,158 ounces of silver, or 16,445 gold equivalent ounces from the Ocampo mine. Year to date production from the Ocampo mine equals 28,187 ounces of gold and 565,331 ounces of silver, or 38,853 gold equivalent ounces. During the quarter, the Company produced 17,120 ounces of gold and 435,279 ounces of silver, or 25,333 gold equivalent ounces from the Ocampo and El Cubo mines. Year to date production including results from the El Cubo mine from August 8, 2006, was 33,370 ounces of gold and 748,177 ounces of silver, or 47,486 gold equivalent ounces. It's anticipated that production will continue to accelerate over the coming months, with the heap leach reaching commercial production in the fourth quarter of 2006. The Company's heap leach model indicates that a 146-day recovery cycle exists for ore stacked and placed under leach, and recoveries have approximated feasibility study levels.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

The Company was also pleased to announce the commitment with Scotia Capital and Societe Generale to increase the credit facility by an additional US$40 million, announced in May, 2006, and on September 30, 2006 restructured the repayment terms. The additional US$40 million credit facility increase and extension brought the total facility available to US$107.5 million. The Company has sufficient funding to complete the remaining capital costs of the project and finance ongoing working capital requirements.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share and each Mexgold warrant. Holders of Mexgold options received Gammon Lake options to purchase a proportionate number of Gammon Lake common shares. Gammon Lake Resources Inc. issued 21,838,033 common shares and will issue up to an aggregate of 5,498,897 common shares to the holders of Mexgold common share and option holders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares, options and warrants. The highlights of the combined company include:

-       a new world-class gold-silver Company with a market cap of in excess of $1.475 billion (using September 30, 2006 closing price)

-       Full production is expected to be in excess of 480,000 gold equivalent ounces per annum commencing in 2007 (285,000 ounces of gold and 12,500,000 ounces of silver), free of hedging

-       Expected low cash costs of below US$200 per gold equivalent ounce

-      A large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5 million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8 million ounces of gold and 137-million ounces of silver).

-       Low geopolitical risk

-      Attractive land package

The financial statements incorporate the results of operations from the El Cubo mine from August 8, 2006 to September 30, 2006. Production from El-Cubo in August and September was lower than expected due to an extraordinary number of lightning and rain storms. The El Cubo mine has low voltage transmission lines that lack proper lightning protection and caused frequent losses of power to the beneficiation plant. During the month of September, the Company committed to a major upgrade of the electrical distribution system. The Comision Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate this problem in the future. The Company also replaced some bearings in the ball mill which caused a production loss during the month of August. The Company expects production from the El Cubo mine in 2007 to approximate 48,000 gold ounces and 2,700,000 silver ounces, or 93,000 gold equivalent ounces.

The Company has been very successful in the past with its exploration programs, and has committed US$8 million to an exploration program for 2007. The Company believes the Ocampo and El Cubo properties hold positive future exploration potential.

Operating costs reported in the third quarter 2006 are not indicative of costs which will be realized at feasibility-level rates of production. The Company only processed approximately 10% of its estimated total production for 2007 in nine months of 2006. The Company expects to produce 285,000 ounces of gold and 12,500,000 ounces of silver in 2007, and expects operating costs to be below US$200 per ounce on a gold equivalent basis.

Current gold and silver prices are particularly attractive to the Company given the feasibility study for the Ocampo mine was done at US$400 per gold ounce and US$6.50 per silver ounce, and produced an internal rate of return before tax of 65%. The Company's average price for sale of gold during the quarter was US$616.29 per ounce and US$11.53 per ounce of silver for production from Ocampo, and US$611.60 per ounce of gold, and US$11.93 per ounce of silver for El-Cubo. The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 16 to the consolidated financial statements for the five month period ended December 31, 2005. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; commissioning problems related to the production shaft and or Mill at Ocampo; unexpected cost overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

2006 Highlights

-        Gammon Lake announces first gold-silver pour from the Mill facility at Ocampo Gold-Silver Project, September, 2006

-        Gammon Lake announces expansion of the Open-Pit crusher and heap leach facility, September, 2006

-        Gammon Lake Resources Inc. and Mexgold Resources Inc. obtain final court approval for the proposed business combination, August, 2006

-        Gammon Lake announces it has entered into definitive business combination agreement providing that Gammon Lake will acquire all of the outstanding common shares and options of Mexgold, May/June 2006

-       Gammon Lake increased credit facility with Scotia Capital and Societe Generale by US$40 million, May, 2006

-       Gammon Lake announces first gold-silver pour at Ocampo Gold-Silver Project, February 2006

-       Gammon Lake announces Open Pit mining and commencement of heap leach operations at Ocampo Gold-Silver Project, January, 2006

-       Gammon Lake announces updated resource/reserve calculation from the Ocampo Gold-Silver Mine, December, 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

Overall Performance

In the past year, the Company reached several of its significant short-term and long-term goals. The Company's flagship Ocampo Project is now in production and the Company is moving toward becoming a mid-tier gold and silver producer in 2006 and beyond. Gammon Lake also recently acquired Mexgold Resources Inc., and is well positioned to meet the objective of a production run rate of 400,000 ounces of gold-equivalent ounces (235,600 ounces of gold and 10,500,000 ounces of silver) per annum by the end of the 2006 calendar year.

The Company was pleased to finalize the acquisition of Mexgold Resources Inc. The Company has held a minority interest in Mexgold since it was incorporated. The Company feels that the quality of the El-Cubo and Guadalupe y Calvo properties provides Gammon Lake with an attractive asset base in known historic mining districts. The Company now boasts a large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5 million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8 million ounces of gold and 137-million ounces of silver). Gammon Lake is now on the verge of becoming a dominant mid-tier producer with a low cash cost profile and an attractive asset base in a low geopolitical risk area.

The Company faced many challenges in the third quarter, most of which were weather related and impaired the Company's ability to reach increasing production goals. The heavy rains experienced in July and August of this year were considered abnormally high. The main issue was ore being processed through the crushing facility was transformed into mud causing plugged chutes and screens throughout the system. This caused a significant amount of maintenance, and led to decreased production from the heap leach pad. The Company gained experience through the process, and the modifications made to the crushing unit in August and September proved to be effective.

The Company is nearing completion of the construction phase of the Ocampo Mine. Most of the contractors have completed their work, and the remaining components left to be completed are the shaft and water dam. The crushing facilities and heap leach have been functional since January, 2006 and the mill construction is complete with ongoing commissioning occurring through October and November. During the month of September, the mill processed 19,355 tonnes of ore with an average grade of 1.60 g/t gold, and 84.80 g/t silver. The recoveries have been at or above feasibility study levels. All of the production from Ocampo to date has been generated from the heap leach. As at September 30, 2006, the heap leach had received 1,649,921 tonnes of ore with an average grade since inception of 1.046 grams per tonne gold, and 43.32 grams per tonne silver. Stacking on the heap leach pad averaged 6,631 tonnes per day during the three months ended September 30, 2006, however the Company is pleased to note that stacking on the heap leach pad during the month of October after a four day maintenance shutdown averaged 11,600 tonnes per day.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Development of the underground mine has continued, and is mining at feasibility study levels of 1,500 tonnes per day. There is sufficient stockpile to feed the mill for more than 2 months, and the Company will continue to maintain an adequate stockpile. During the quarter, the Company did place underground ore on the leach pad which was below cut-off grade for the mill.

The Company is reporting higher cash costs for the quarter due to several factors. The severe rainfall encountered in the third quarter impaired production, and created additional maintenance costs and more importantly, less ounces produced. Secondly, the Company placed ore from the underground on the heap leach pad. Production costs related to the extraction of the underground inflates the production costs reported for the quarter ended September 30, 2006 due to longer recovery times realized from the heap leach. During the quarter, the Company also absorbed all of the production costs related to the mill. The mill testing commenced in August with waste and very low grade ore being processed, and the Company has expensed the costs related to the mill during the quarter. The acquisition of Mexgold Resources Inc. resulted in contributing higher costs from the El Cubo mine. The El Cubo mine contributed $5,077,409 to production costs, and produced 5,441 gold ounces and 182,846 silver ounces, or 9,016 gold equivalent ounces based on actual sales.

Cash costs are still expected to be higher than feasibility study estimates as the Company continues through its commissioning process. The strip ratio is expected to decline over the coming months, and the underground costs will be adsorbed through the mill where higher grades and recoveries are expected. The Company's objective is still to achieve a cash cost of below US$200 per gold equivalent ounce.

The Company extended the existing Scotia Capital and Societe Generale credit facility by US$40 million in May, 2006. This debt facility limit is US$107.5 million, with quarterly repayments of USD$9,722,222 commencing on March 30, 2007. On September 30, 2006, the Company renegotiated the repayment terms, and extended our first repayment from December 29, 2006 to March 30, 2007. The extension to the credit facility provides the Company with sufficient liquidity to complete the project. The credit facility is secured and consists of a two year non-revolving facility of U.S. $20,000,000 and a three year revolving facility of U.S. $87,500,000. Interest is at prime plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. As of September 30, 2006, the Company had drawn U.S. $98,800,000, and had met all of the conditions precedent outlined in the agreement.

The following selected information has been extracted from the Company's audited consolidated financial statements.

	5 months	12 months	12 months
SELECTED ANNUAL INFORMATION	ended	ended	ended
	Dec 31, 2005	July 31, 2005	July 31, 2004
	$	$	$
Revenue from mining operations	-	-	-
Net loss	(11,607,510)	(19,375,595)	(6,958,300)
Net loss per share, basic and diluted (1)	(0.16)	(0.29)	(0.13)
Cash dividends declared	Nil	Nil	Nil
Total Assets	258,955,515	210,348,878	112,532,744
Total Long-Term Liabilities	21,479,954	8,795,038	9,304,400

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Summary of Quarterly Results

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	30-Sept-06	30-June-06	31-Mar-06	31-Dec-05
	$	$	$	$
Revenue from mining operations	18,448,372	13,163,868	2,088,038	-
Net loss	(16,945,886)	(2,445,745)	(5,410,149)	(10,138,177)
Net loss per share, basic and diluted (1)	(0.18)	(0.03)	(0.07)	(0.14)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	799,966,983	335,105,604	298,627,736	258,955,515
Total Long-Term Liabilities	89,895,528	80,868,277	39,276,821	21,479,954

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION	Two months	Three months	Three months	Three months
	ended	ended	ended	ended
	30-Sept-05	31-July-05	30-Apr-05	31-Jan-05
	$	$	$	$
Revenue from mining operations	-	-	-	-
Net loss	(1,469,333)	(3,569,729)	(2,276,052)	(1,628,216)
Net loss per share, basic and diluted (1)	(0.02)	(0.05)	(0.03)	(0.03)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	210,867,679	210,348,878	208,797,511	209,461,210
Total Long-Term Liabilities	8,326,646	8,795,038	8,798,300	8,666,000

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Prior to January 1, 2006, the Company's focus was the development of the Ocampo mine and therefore did not have revenue from mining operations.

Results of Operations

Revenues from mining operations

Revenues from mining operations realized for the Company during the three months ended September 30, 2006 was $18,448,372 (two months ended September 30, 2005 - $Nil). During the third quarter, the Company produced and sold 11,688 ounces of gold and 252,158 ounces of silver from the Ocampo Mine. Revenue from mining operations at the Ocampo mine for the three month periods ended September 30, 2006 (September 30, 2005 - $Nil) was $11,395,607. Revenue from mining operations from the Ocampo Mine during the nine months ended September 30, 2006 (September 30, 2005 - $Nil) was $26,647,513 which is a result of year to date production at the Ocampo Mine of 28,187 ounces of gold and 565,331 ounces of silver, or 38,853 gold equivalent ounces. The Company remains unhedged for all its production, and the average price realized for gold and silver during the third quarter was US$616.29 and US$11.53 respectively.

Revenues from mining operations for the stub period August 8, 2006 to September 30, 2006 for operations at the El-Cubo mine was $7,052,765. During the stub period, the Company produced and sold 5,441 ounces of gold and 182,846 ounces of silver. The average price realized for gold and silver for the stub period was US$611.60 and US$11.93 respectively.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Combined production from the Ocampo Mine and El Cubo mine for the three months ended September 30, 2006 was 17,129 ounces of gold and 435,004 ounces of silver, and for the nine months ended September 30, 2006 is 33,628 ounces of gold and 748,177 ounces of silver. Results from the El Cubo mine are from August 8, 2006 to the end of September 30, 2006.

The Company earned interest on short-term investments and sundry income of $108,106 (September 30, 2005 - $114,519) during the quarter, bringing the nine months ended September 30, 2006 amount to $558,012. Sundry income related to Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs up to the date of acquisition.

Production costs

Production costs for the Company incurred during the three month period September 30, 2006 were $14,235,586 (September 30, 2005 - $Nil). Production costs incurred at Ocampo for the three months ended September 30, 2006 were $7,223,518 (September 30, 2005 - $Nil) Production costs for the nine months ended September 30, 2006 for the Ocampo mine were $17,255,786 (eight months ended September 30, 2005 - $Nil). The Company production costs were estimated to be high due to pre-commercial production commissioning by the Company, pre-strip activities in the Open Pit, and absorbing the costs of our operations and commissioning associated with the mill. The rainfall encountered in July and August of this year impaired the Company's ability to stack our targeted tonnes, and delayed the production output from the heap leach. The Company also made several modifications to the crushing facility to combat the rain issues, and incurred maintenance costs associated with the heap leach crushing facility. In the Open Pit, the Company expensed pre-strip costs associated with the Plaza de Gallos and Refugio deposits. The mine plan in the Company's feasibility study called for the Plaza de Gallos area to be mined first. The Company changed the mine plan in order to accelerate production, and has been mining in the Estrella, Conico and Refugio zones where lower elevations exist. Production costs associated with the mill have been expensed in the three months ended September 30, 2006 - however the Company has only processed 19,355 tonnes of low grade ore through the mill to September 30, 2006. The full costs associated with the commissioning of the mill in August and September were expensed during the quarter. As production increases in Q4, production costs are estimated to come down. The Company expects cash costs to remain below US$200 per ounce for 2007 and beyond.

Production costs incurred at El Cubo for the period August 8, 2006 to September 30, 2006 were $5,077,409. Production costs for El Cubo have been higher than forecast due to ongoing development costs which have been expensed related to the production at Las Torres. The Company has been in the advanced stages of development and production from that area, and is now producing ounces to offset the production costs. During the quarter, the Company purchased several new pieces of underground mining equipment to initiate development in the La Loca area. The Company has a capital program to initiate a move to production of 24,000 gold equivalent ounces in the first quarter of 2007. It's expected that production costs as this level of production will be approximately US$250-260 per gold equivalent ounce.

Amortization and depletion

Depreciation, amortization and depletion expense for the three months ended September 30, 2006 were $5,333,454 (September 30, 2005 - $198,850). Depreciation, amortization and depletion expense for the nine months ended September 30, 2006 were $7,754,213 (Eight months ended September 30, 2005 - $508,291), and the increase reflects the addition of capital assets during the year, and depletion of the mining interests.

General and administration

General and administration expenses for the three month period September 30, 2006 were $8,611,159 (September 30, 2005 - $1,146,722). The Company incurred $4,430,804 in stock based compensation for the quarter ended September 30, 2006 (September 30, 2005 - $Nil). The options and warrants of Mexgold Resources Inc. were revalued at fair value at the date of acquisition by the Company. The current charge for stock based compensation relates to the options that have vested according to the Mexgold Resources Inc. plan. The remaining amount of stock based compensation to be included from the Mexgold Resources Inc. plan over the next two years is $997,571.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

General and administrative costs have increased during the quarter due to increases in insurance costs associated with the increase in the Company's asset base, travel, communication costs, and support wages at the mine as well as promotional and shareholder relations costs related to the operation of a public company. General and administrative expenses for the nine months ended September 30, 2006 were $28,379,454 (Eight months ended September 30, 2005 - $6,067,341) and reflects the rapid growth of the Company in administrative areas. Stock based compensation for the nine months ended September 30, 2006 was $17,879,590 (Eight months ended September 30, 2005 - $Nil), and includes a charge of $13,448,786 related to the fair value of stock options recorded during the three months ended June 30, 2006. The Company has seen an increase in housing costs and food for workers on site, and expects these costs to continue. Included in General and administrative costs are professional fees which have increased due to the Company's ongoing work associated with Sarbanes-Oxley, and $1,553,691 related to financing fees associated with the extension of the debt facility. The Company estimates general and administrative costs to be $12 million per annum in 2007.

Interest expense

Interest expense incurred during the three months ended September 30, 2006 was $2,031,405 (September 30, 2005 - $Nil). Interest expense for the nine month period ended September 30, 2006 was $3,991,345 (Eight months ended September 30, 2005 - $Nil). Interest expense relates to the Scotia Capital and Societe Generale debt facility. As of September 30, 2006, the Company had drawn US$98,800,000.

Gain/(loss) on equity investment

The Company's carrying value of its investment of 13,850,000 million shares in Mexgold Resources Inc. was increased by $372,804 due to its equity share of gains for the period July 1, 2006 to August 7, 2006 to a carrying value of $18,568,804. The investment in Mexgold Resources Inc. was eliminated on August 8, 2006 upon the acquisition of all the issued and outstanding common shares and options of Mexgold Resources Inc. in exchange for common shares and options of Gammon Lake Resources Inc.

Income taxes (recovery)

During the three months ended September 30, 2006, a future income tax expense of $3,818,370 (two months ended September 30, 2005 - $114,628) occurred as a result of differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. For the nine months ended September 30, 2006, a future income tax recovery of $3,197,693 (eight months ended September 30, 2005 - $326,566) has been recorded.

The net loss for the three months ended September 30, 2006 was $16,945,886 (Two months ended September 30, 2005 - $1,469,333) and $0.18 per common share. The loss for the nine months ended September 30, 2006 was $24,801,780 (Eight months ended September, 2005 - $7,315,114) or $0.30 per common share.

Income taxes

The Company is reporting a future income tax expense of $3,818,370 for the three months ended September 30, 2006 and an income tax recovery of $3,197,693 for the nine months ended September 30, 2006. The Company has sufficient loss carryforwards in Mexico and Canada which lower the effective tax rate to zero. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Non- GAAP Measure - Total Cash Cost per Gold ounce Calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three months ended	Nine months ended,
	September 30, 2006	September 30, 2006

Production costs per financial statements	$14,235,586	$22,336,123
Refining costs per financial statements	$148,021	$229,537
	$14,383,607	$22,565,660

Divided by gold equivalent ounces produced and sold	25,461	47,486
Total cash cost per ounce - CDN $	$564	$475
Total cash cost per ounce - US $	$502	$423
  Gold equivalent ounces are calculated using the ratio of 53:1 which represents year to date average to September 30, 2006 for London PM fix.
  Cdn$ to USD$ rate conversion = $1 CAD=$0.8979 USD, based on September 30, 2006 Interbank closing rate

Liquidity

The Company was able to secure additional debt financing in order to assist with the project costs and working capital expenses of the Ocampo Mine in May, 2006. The Company secured an additional US$40 million with Scotia Capital and Societe Generale. The terms of repayment were modified with the first payment of US$9,722,222 now scheduled for March 30, 2007 and quarterly thereafter. The Company feels that the robust economics of the Ocampo deposit will allow us to repay the debt facility over the next two to three years. The results of operations for the first three quarters did result in negative working capital as a result of the aggressive repayment terms, however the Company's projected cash flow in the fourth quarter 2006 and beyond are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements. The Company is substantially complete the capital project, and expects the liquidity situation will improve dramatically as the heap leach and mill complete commissioning in Q4 2006. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government, and expects this to assist with its monthly general working capital obligations. The Company's balance of cash and cash equivalents as at September 30, 2006 was $8,529,299 (December 31, 2005 - $6,701,543). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

A summary of the Company's capital project commitments for the Ocampo Mine projected from September 30, 2006 to December 31, 2006 are as follows:

(US$ millions)	Project	Current
		2006 (F)
Projected capital expenditures remaining	Ocampo Mine	(8)
Less available financing:
Scotia Capital		6
Projected revenue less total cash costs		18
Proceeds from exercise of options		3
Additional financing required		-
Net		19

(F) = Forecast, net of value added tax

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the five months ended December 31, 2005 and the nine months ended September 30, 2006. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the extension of the existing debt facility with Scotia Capital of US$40 million in May, 2006 for the Ocampo Project and the injection of C$24 million on the acquisition of Mexgold Resources Inc., the Company is positioned to finalize the project with the funding in place and believes no additional debt or equity is required.

Operating

For the three months ended September 30, 2006

Operating activities during the three months ended September 30, 2006 resulted in a decrease in cash of $18,300,816 (two months ended September 30, 2005 - ($5,309,810). Significant adjustments for the three months ended September 30, 2006 include non-cash charges for amortization and depletion of $5,333,454 (two months ended September 30, 2005 - $198,850). As a result of the acquisition of Mexgold Resources Inc., the Company is recording amortization and depletion from the assets acquired. The Company recorded an unrealized foreign exchange gain of $358,666 (two months ended September 30, 2005 - ($1,017,674)). The Company presents its financial statements in Canadian dollars, and will incur foreign exchange gains and losses due to fluctuations in the US dollar and Mexican peso. The Company incurred a stock based compensation expense during the three months ended September 30, 2006 of $4,430,804 (two months ended September 30, 2005 - $Nil) related to the acquisition of Mexgold Resources Inc. The Company revalued the options and warrants at fair value at the acquisition date, and will expense the fair value of the options as they vest. The Company recorded a future income tax recovery of $4,138,307 during the three months ended September 30, 2006 (two months ended September 30, 2005 - ($114,628) related to the differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. The change in non-cash operating working capital for the three months ended September 30, 2006 was ($14,805,704) (two months ended September 30, 2005 - ($3,183,233) due to increases in the value added tax claims in Mexico, increases in inventory values related to ore in process and in stockpiles, and an increase in payables.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

For the nine months ended September 30, 2006

Operating activities during the nine months ended September 30, 2006 resulted in a decrease in cash of $29,341,945 (eight months ended September 30, 2005 - ($8,321,110). Significant adjustments for the nine months ended September 30, 2006 include non-cash charges for amortization and depletion of $7,754,213 (eight months ended September 30, 2005 - $508,291). As a result of the acquisition of Mexgold Resources Inc., the Company is recording amortization and depletion from the assets acquired. The Company recorded an unrealized foreign exchange gain of $3,413,971 (eight months ended September 30, 2005 - ($712,864). The Company presents its financial statements in Canadian dollars, and will incur foreign exchange gains and losses due to fluctuations in the US dollar and Mexican peso. The Company incurred a stock based compensation expenses during the nine months ended September 30, 2006 of $17,879,590 (eight months ended September 30, 2005 - $1,478,080) related to the acquisition of Mexgold Resources Inc, and options that were approved and recorded in full in the second quarter of 2006. The Company recorded a future income tax recovery of $3,197,693 during the nine months ended September 30, 2006 (eight months ended September 30, 2005 - ($326,566)) related to the differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. The change in non-cash operating working capital for the nine months ended September 30, 2006 was ($23,814,129) (eight months ended September 30, 2005 - ($3,128,145) due to increases in the value added tax claims in Mexico, increases in inventory values related to ore in process and in stockpiles, and an increase in payables related to construction and operational activities.

Investing

For the three months ended September 30, 2006

Investing activities during the three months ended September 30, 2006 totalled $5,467,831 (two months ended September 30, 2005 - ($17,509,454). During the three months ended September 30, 2006, the Company acquired $23,933,797 related to the acquisition of cash in Mexgold Resources Inc. (two months ended September 30, 2005 - $Nil). During the three months ended September 30, 2006, the Company made expenditures of $18,977,018 (two months ended September 30, 2005 - $11,910,427) on mining interests and capital assets. Significant expenditures incurred during the quarter included $10.7 million on the mill facilities and $6.4 million on mining equipment

For the nine months ended September 30, 2006

Investing activities during the nine months ended September 30, 2006 totalled $70,622,874 (eight months ended September, 2005 - $66,152,340). During the nine months ended September 30, 2006, expenditures related to the acquisition of mining interests and capital assets were $87,969,775 (eight months ended September 30, 2005 - $66,152,340). Significant expenditures during the nine months ended September 30, 2006 were incurred on Open Pit Equipment - $10.6 million, ongoing work on the shaft - $9.0 million, completion of the crushing facilities - $20.2 million, Mill facilities - $29.6 million, power plant generation facilities - $6.5 million, additional hotels and buildings on site - $4.1 million, and ongoing construction of the water dam - $3.3 million. The Company increased its investment in Mexgold Resources Inc. by exercising 2,950,000 warrants expiring on February 26, 2006 at Cdn$2.50. . During the nine months ended September 30, 2006, the Company acquired $23,933,797 related to the acquisition of cash in Mexgold Resources Inc. (two months ended September 30, 2005 - $Nil).

Financing

For the three months ended September 30, 2006

Financing activities during the three months ended September 30, 2006 totaled gross proceeds of $19,184,641 (two months ended September 30, 2005 - $120,000). During the three months ended September 30, 2006, the Company increased its debt by $4,725,035 (two months ended September, 2005 - $Nil) for expenditures related to construction and operating costs at the Ocampo mine. During the quarter, the Company received proceeds in the amount of $1,895,757 (two months ended September 30, 2005 - $120,000) related to the exercise of stock options and warrants. During the three months ended September 30, 2006, the Company received advances of $13,337,105 (two months ended September 30, 2005 - $Nil) from a subsidiary company. The company also made payments against its capital lease obligations of $773,256 (two months ended September 30, 2005 - $Nil).

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

For the nine months ended September 30, 2006

Financing activities during the nine months ended September 30, 2006 totaled gross proceeds of $101,792,575 (eight months ended September 30, 2005 - $2,486,950). During the nine months ended September 30, 2006, the Company increased its debt by $76,897,157 (eight months ended September, 2005 - $Nil) for expenditures related to construction and operating costs at the Ocampo mine. During the nine months ended September 30, 2006, the Company received proceeds in the amount of $12,710,567 (eight months ended September 30, 2005 - $2,394,230) related to the exercise of stock options and warrants. During the three months ended September 30, 2006, the Company received advances of $13,337,105 (eight months ended September 30, 2005 - $Nil) from a subsidiary company. The company also made payments against its capital lease obligations of $1,152,254 (eight months ended September 30, 2005 - $Nil).

As of September 30, 2006, the Company had 12,757,652 (five month period ended December 31, 2005 - 8,587,000) in-the-money exercisable options for a total value of $76,587,216 (five month period ended December 31, 2005 - $38,942,340) with expiry dates in the years 2006 to 2011 based on the exercise price of the options. The Company had 170,732 (five month period ended December 31, 2005 - 756,176) compensation warrants outstanding for a total value of $1,050,002 (Five month period ended December 31, 2005 - $4,171,859) based on the exercise price of the warrants, with expiry dates in the year 2006. As of September 30, 2006, the Company had 101,663,221 common shares outstanding.

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005 and May, 2006 the Company secured a credit facility with Scotia Capital Inc and Societe Generale. The facility is secured and consists of a two-year revolving facility of U.S.$20,000,000, and a three-year revolving facility of U.S.$87,500,000. Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at September 30, 2006 had drawn U.S.$98,800,000 (Cdn$110,691,640). A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

Year
2007	$33,463,970
2008	$43,372,778
2009	$34,289,278

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$128,521,774	$41,493,748	$87,028,026
Interest on long term debt	$13,957,967	$11,281,926	$2,676,041
Capital leases	$5,339,340	$2,034,568	$3,330,772
Future purchase commitments	$Nil	$Nil	$Nil

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a markup of cost plus 12.5%. The total costs paid to the company for the provision of workers plus the markup of cost was:

	Three months	Two months	Nine months	Eight months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Management fees	$-	$46,949	$-	$238,851
Mineral property exploration
Expenditures & production costs	6,340,642	1,806,028	15,308,247	4,968,035

	$6,340,642	$1,852,977	$15,308,247	$5,206,886

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of mine consumables. The company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Three months	Two months	Nine months	Eight months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Production costs	$766,527	$-	$1,368,435	$-

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

	Three months	Two months	Nine months	Eight months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Capital Assets	$967,956	$-	$967,956	$-

The amounts owing from related parties are recorded as a receivable and due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. For the nine months ended September 30, 2006 these non-arm's length mineral exploration expenditures totalled $15,308,247 (eight months ended September 30, 2005 - $4,968,035). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the nine months ended September 30, 2006 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The management fees were terminated on August 8, 2006 with the acquisition of Mexgold Resources Inc. by the Company.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also "Results of Operations".

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining interests and property, plant and equipment and future income taxes, and additional disclosure can be found in the Company's Management Discussion and Analysis for the five month period ended December 31, 2005.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management and the location of all senior management staff in one corporate office.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of September 30, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

Gammon Lake Resources Inc.
Operating Data
(all figures in Cdn $ unless otherwise stated)

Ocampo Mine	Three months ended	Nine Months Ended
	September 30, 2006	September 30, 2005

Gold Production (ounces)	11,688	28,187

Silver Production (ounces	252,158	565,331

Heap Leach

Ore placed on heap leach pad	610,198	1,649,921
Avg gold ore grade on pad (grams/tonne)	0.87	0.95
Avg silver ore grade on pad (grams/tonne)	39.92	38.65
Heap Leach recovery - Gold	82%	82%
Heap Leach recovery - Silver	59%	59%

Mill

Ore placed through Mill	19,355	19,355
Avg gold ore grade (grams/tonne)	1.60	1.60
Ave silver ore grade (grams/tonne)	84.80	84.80
Mill recovery - Gold	96%	96%
Mill recovery - Silver	93%	93%

Revenue from mining operations	$11,395,607	$26,647,513

Production costs	$7,233,518	$17,255,786

El Cubo Mine	August 8, 2006 -
	September 30, 2006

Gold Production (ounces)	5,441

Silver Production (ounces	182,846

Mill

Ore placed through Mill	51,698
Avg gold ore grade (grams/tonne)	3.22
Ave silver ore grade (grams/tonne)	107.6
Mill recovery - Gold	91%
Mill recovery - Silver	87%

Revenue from mining operations	$7,052,765

Production costs	$5,077,409